Form U-13-60 PRIVATE
                   Mutual and Subsidiary Service Companies
                         Revised February 7, 1980


                              ANNUAL REPORT

                              FOR THE PERIOD

        Beginning   January 1, 1998   and ending   December 31, 1998


                                  TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                    OF


                  North Atlantic Energy Service Corporation

                      A   Subsidiary   Service Company



                   Date of Incorporation:   April 1, 1992


State or Sovereign Power under which Incorporated or Organized:  New Hampshire


          Location of Principal Executive Offices of Reporting Company:

                Route 1, Lafayette Rd., Seabrook, NH, 03874



Name, title and address of officer to whom correspondence concerning this report should be addressed:

  John J. Roman    V.P. & Controller   P.O. Box 270, Hartford, Ct.  06141-0270


  Name of Principal Holding Company Whose Subsidiaries are served by Reporting
                                    Company:

                              Northeast Utilities





                      INSTRUCTIONS FOR USE OF FORM U-13-60

 1.  Time of Filing.   Rule 94 provides that on or before the first day of May
in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes ncessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

 5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

 6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X. '210.3-01(c))

 7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.



                     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                       Schedule or        Page
Description of Schedules and Accounts                   Acct. No.          No.

     Comparative Balance Sheet                         Schedule I        4 - 5

     Service Company Property                          Schedule II       6 - 7

     Accumulated Provision for Depreciation and
     Amortization of Service Company Property          Schedule III        8

     Investments                                       Schedule IV         9

     Accounts Receivable from Associate Companies      Schedule V         10

     Fuel Stock Expenses Undistributed                 Schedule VI        11

     Stores Expense Undistributed                      Schedule VII       12

     Miscellaneous Current and Accrued Assets          Schedule VIII      13

     Miscellaneous Deferred Debits                     Schedule IX        14

     Research, Development, or Demonstration
     Expenditures                                      Schedule X         15

     Proprietary Capital                               Schedule XI        16

     Long Term Debt                                    Schedule XII       17

     Current and Accrued Liabilities                   Schedule XIII      18

     Notes to Financial Statements                     Schedule XIV       19

     Comparative Income Statement                      Schedule XV        20

     Analysis of Billing - Associate Companies         Account 457        21

     Analysis of Billing - Non-Associate Companies     Account 458        22

     Analysis of Charges for Service - Associate
     and Non-Associate Companies                       Schedule XVI       23

     Schedule of Expense by Department or Service
     Function                                          Schedule XVII    24 - 25

     Departmental Analysis of Salaries                 Account 920        26

     Outside Services Employed                         Account 923        27

     Employee Pensions and Benefits                    Account 926        28

     General Advertising Expenses                      Account 930.1      29

     Miscellaneous General Expenses                    Account 930.2      30

     Rents                                             Account 931        31

     Taxes Other Than Income Taxes                     Account 408        32

     Donations                                         Account 426.1      33

     Other Deductions                                  Account 426.5      34

     Notes to Statement of Income                      Schedule XVIII     35


Description of Reports or Statements
     Organization Chart                                                   36

     Methods of Allocation                                                37

     Annual Statement of Compensation for
     Use of Capital Billed                                                38

     Signature Page                                                       39






              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         SCHEDULE I - COMPARATIVE BALANCE SHEET

     Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
  ACCT                   ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                     1998        1997
        SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
        ------------------------
  101   Service company property (Schedule II)                    $       0   $        0
  107   Construction work in progress (Schedule II)                       0            0
                                                                   ---------   ----------
            Total Service Company Property                        $       0   $        0
                                                                   ---------   ----------
  108   Less accumulated provision for depreciation and
        amortization of service company property (Schedule III)   $       0   $        0
                                                                   ---------   ----------
            Net Service Company Property                          $       0   $        0
                                                                   ---------   ----------
        INVESTMENTS
        -----------
  123   Investments in associate companies (Schedule IV)          $       0   $        0
  124   Other investments (Schedule IV)                                 680          680
                                                                   ---------   ----------
            Total Investments                                     $     680   $      680
                                                                   ---------   ----------
        CURRENT AND ACCRUED ASSETS
        --------------------------
  131   Cash                                                      $   1,799   $    1,675
  134   Special deposits                                                  0            0
  135   Working funds                                                     0            0
  136   Temporary cash investments (Schedule IV)                         16           15
  141   Notes receivable                                                  0            0
  143   Accounts receivable                                          14,160       17,475
  144   Accumulated provision of uncollectible accounts                   0            0
  146   Accounts receivable from associate companies (Schedule V)        12           54
  152   Fuel stock expenses undistributed (Schedule VI)                   0            0
  154   Materials and supplies                                            0            0
  163   Stores expense undistributed (Schedule VII)                      24         (476)
  165   Prepayments                                                   1,221        2,593
  174   Miscellaneous current and accrued assets (Schedule VIII)          0            0
                                                                   ---------   ----------
            Total Current and Accrued Assets                      $  17,232   $   21,336
                                                                   ---------   ----------
        DEFERRED DEBITS
        ---------------
  181   Unamortized Debt Expense                                  $       0   $        0
  184   Clearing accounts                                                 0            0
  186   Miscellaneous deferred debits (Schedule IX)                  26,769       24,328
  188   Research, development, or demonstration
        expenditures (Schedule X)                                         0            0
  190   Accumulated deferred income taxes                                 0            0
                                                                   ---------   ----------
            Total Deferred Debits                                 $  26,769   $   24,328
                                                                   ---------   ----------
            TOTAL ASSETS AND OTHER DEBITS                         $  44,681   $   46,344
                                                                   =========   ==========







              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

     Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
  ACCT             LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                     1998        1997
                                                                  (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
  201   Common stock issued  (Schedule XI)                        $       1   $        1
  211   Miscellaneous paid-in-capital (Schedule XI)                       9            9
  215   Appropriated retained earnings (Schedule XI)                      0            0
  216   Unappropriated retained earnings (Schedule XI)                    2            2
                                                                   ---------   ----------
            Total Proprietary Capital                             $      12   $       12
                                                                   ---------   ----------
        LONG-TERM DEBT
        --------------
  223   Advances from associate companies (ScheduleXII)           $       0   $        0
  224   Other long-term debt (Schedule XII)                               0            0
  225   Unamortized premium on long-term debt                             0            0
  226   Unamortized discount on long-term debt                            0            0
                                                                   ---------   ----------
            Total Long-Term Debt                                  $       0   $        0
                                                                   ---------   ----------
        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
  231   Notes payable                                             $       0   $        0
  232   Accounts payable                                              9,523       10,352
  233   Notes payable to associate companies (Schedule XIII)              0            0
  234   Accounts payable to associate companies (Schedule XIII)       1,894        3,807
  236   Taxes accrued                                                   594           71
  237   Interest accrued                                                  0            0
  238   Dividends declared                                                0            0
  241   Tax collections payable                                           0            0
  242   Miscellaneous current and accrued
        liabilities (Schedule XIII)                                  28,088       27,912
                                                                   ---------   ----------
            Total Current and Accrued Liabilities                 $  40,099   $   42,142
                                                                   ---------   ----------
        DEFERRED CREDITS
        ----------------
  253   Other deferred credits                                    $   4,371   $    4,081
  255   Accumulated deferred investment tax credits                       0            0
                                                                   ---------   ----------
            Total Deferred Credits                                $   4,371   $    4,081
                                                                   ---------   ----------
  282   ACCUMULATED DEFERRED INCOME TAXES                         $     199   $      109
        ---------------------------------                          ---------   ----------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $  44,681   $   46,344
                                                                   =========   ==========







               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                       SCHEDULE II - SERVICE COMPANY PROPERTY
---------------------------------------------------------------------------------------------
                                       BALANCE AT              RETIREMENTS           BALANCE
                                       BEGINNING               OR           OTHER    AT CLOSE
ACCT  DESCRIPTION                       OF YEAR    ADDITIONS   SALES      CHANGES(1) OF YEAR
---------------------------------------------------------------------------------------------
                                       (Thousands of Dollars)
SERVICE COMPANY PROPERTY

 301  ORGANIZATION
 303  MISCELLANEOUS INTANGIBLE PLANT
 304  LAND AND LAND RIGHTS
 305  STRUCTURES AND IMPROVEMENTS
 306  LEASEHOLD IMPROVEMENTS
 307  EQUIPMENT (2)                                             NONE
 308  OFFICE FURNITURE AND EQUIPMENT
 309  AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT
 310  AIRCRAFT AND AIRPORT EQUIPMENT
 311  OTHER SERVICE COMPANY
      PROPERTY (3)









(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



 NONE








SCHEDULE II - CONTINUED
-----------------------

  (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE
      YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
          SUBACCOUNT DESCRIPTION      ADDITIONS                                   OF YEAR
-------------------------------------------------------------------------------------------
                                      (Thousands of Dollars)




                                      NONE










(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:



                                      NONE








              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1998


                                    SCHEDULE III

                      ACCUMULATED PROVISION FOR DEPRECIATION AND
                       AMORTIZATION OF SERVICE COMPANY PROPERTY

--------------------------------------------------------------------------------------------
                                                   ADDITIONS            OTHER
                                       BALANCE AT   CHARGED             CHANGES     BALANCE
                                       BEGINNING      TO                 ADD/       AT CLOSE
       DESCRIPTION                      OF YEAR    ACCT 403  RETIREMENT(DEDUCT)(1)  OF YEAR
--------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT                                             NONE
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

AMORTIZATION OF SERVICE COMPANY
PROPERTY









--------------------------------------------------------------------------------------------

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



                                                             NONE








          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 1998


                         SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.


--------------------------------------------------------------------------
                                                    BALANCE AT  BALANCE AT
                                                    BEGINNING     CLOSE
                       DESCRIPTION                   OF YEAR     OF YEAR
--------------------------------------------------------------------------
                                                    (Thousands of Dollars)
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES      $      0    $      0

ACCOUNT 124 - OTHER INVESTMENTS

               Reliance Assurance - Workmen's
                  Compensation Bond                       680         680

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

               Fidelity Institute Tax Exempt Cash
                Portfolio                                  12          13
               Citizens Bank Certificate of Deposit         3           3
                                                      --------    --------
                                                           15          16
                                                      --------    --------



                                                      --------    --------

                                          TOTAL      $    695    $    696
                                                      ========    ========







             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 1998


             SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommoda- tion or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

---------------------------------------------------------------------------------
                                                           BALANCE AT  BALANCE AT
                                                           BEGINNING     CLOSE
                  DESCRIPTION                              OF YEAR      OF YEAR
---------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

             Northeast Utilities Service Company           $   10      $    5
             Northeast Nuclear Energy Company                  41           5
             North Atlantic Energy Corporation                  2           1
             Public Service Company of New Hampshire            1           1









                                                            ------      -------
                                   TOTAL                   $   54      $   12
                                                            ======      =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:




                                   NONE










             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                    SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the
              section headed "Summary" listed below, give an overall
              report of the fuel functions performed by the service
              company.
--------------------------------------------------------------------------
              DESCRIPTION                     LABOR   EXPENSES    TOTAL
--------------------------------------------------------------------------
                                                 (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES                       NONE
              UNDISTRIBUTED











              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1998

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
----------------------------------------------------------------------------------

              DESCRIPTION                          LABOR    EXPENSES     TOTAL
----------------------------------------------------------------------------------
                                                   (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED

Beginning Balance as of January 1, 1998                                 $    (476)

Activity for the year:
     Stores expense undistributed               $   2,775   $     269       3,044

The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light and Power Company               (94)         (9)       (103)
North Atlantic Energy Corporation                    (835)        (80)       (915)
Non-Associate Companies (see page 22
  for list of the companies)                       (1,393)       (133)     (1,526)
                                                 ---------   ---------   ---------
Stores expense distributed                        ($2,322)      ($222)    ($2,544)
                                                 ---------   ---------   ---------

Net activity for the year                       $     453   $      47         500
                                                 =========   =========   ---------

Ending Balance as of December 31, 1998                                  $      24
                                                                         =========







               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1998


                                     SCHEDULE VIII

                        MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped, showing the number of items in each group.
------------------------------------------------------------------------------
                                                       BALANCE AT BALANCE AT
                                                       BEGINNING     CLOSE
                    DESCRIPTION                         OF YEAR     OF YEAR
------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT                      NONE
                  AND ACCRUED ASSETS









               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1998


                                    SCHEDULE IX

                            MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------
                                                          BALANCE AT  BALANCE AT
                                                          BEGINNING   CLOSE
                   DESCRIPTION                            OF YEAR     OF YEAR
---------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Noncurrent receivable from Joint Owner funding             $  23,189   $  25,900
Westinghouse Reactor Coolant Pump Settlement                     682         600
Accounting Treatment Change for Payroll                          328         299
Miscellaneous (>100 items)                                        88         (64)
Preliminary Engineering for:
               Steam generator blowdown                           30          30
               Miscellaneous (4 items 1997, 3  items 1998)        11           4
                                                             --------    --------
                                  TOTAL                    $  24,328   $  26,769
                                                             ========    ========







               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                          For the Year Ended December 31, 1998


                                    SCHEDULE X

                   RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------
                           DESCRIPTION                          AMOUNT
-------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR                           NONE
              DEMONSTRATION EXPENDITURES









               ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         For the Year Ended December 31, 1998

                                   SCHEDULE XI

                               PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                 NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
ACCOUNT                            SHARES       VALUE      ---------------------------
NUMBER     CLASS OF STOCK        AUTHORIZED   PER SHARE    NO. OF SHARES  TOTAL AMOUNT
------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

201     COMMON STOCK ISSUED         1,000     $ 1.00           1,000        $    1

------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

------------------------------------------------------------------------------------------
            DESCRIPTION                                     AMOUNT
------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                 $      9

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                       0
                                                             --------
                                            TOTAL           $      9
                                                             ========

------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

------------------------------------------------------------------------------------------
                                 BALANCE AT NET INCOME                    BALANCE
                                 BEGINNING   OR            DIVIDENDS      AT CLOSE
            DESCRIPTION           OF YEAR   (LOSS)           PAID         OF YEAR
------------------------------------------------------------------------------------------
                                            (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS

                                 $      2     $    0        $      0        $    2










                       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                                   For the Year Ended December 31, 1998

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:    Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-----------------------------------------------------------------------------------------------------------------------
                                   TERMS OF OBLIG. DATE                        BALANCE AT                      BALANCE
                                   CLASS & SERIES   OF     INTEREST   AMOUNT   BEGINNING            DEDUCTIONS AT CLOSE
NAME OF CREDITOR                   OF OBLIGATION  MATURITY   RATE   AUTHORIZED  OF YEAR   ADDITIONS    (1)     OF YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                                                 (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE COMPANIES

    TOTAL ADVANCES FROM ASSOCIATES                                               NONE


ACCOUNT 224-OTHER
            LONG-TERM DEBT

    TOTAL OTHER LONG-TERM DEBT                                                   NONE





(1) GIVE AN EXPLANATION OF DEDUCTIONS:
                                                                                 NONE







              ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                      BALANCE AT    BALANCE AT
                                                      BEGINNING     CLOSE
                      DESCRIPTION                     OF YEAR       OF YEAR
--------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

                                                             NONE


--------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES


Northeast Utilities Service Company                     $    2,022  $    1,767
Northeast Nuclear Electric Company                               6          92
Public Service Company of New Hampshire                      1,774          34
The Connecticut Light & Power Company                            1           0
Miscellaneous (1 item)                                           4           1
                                                           --------  ----------
                                         TOTAL          $    3,807  $    1,894
                                                           ========  ==========

--------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued payroll and other employee payables             $    3,751  $    2,149
Accrued Pension Cost                                        20,142      23,144
On-hand operations funding from associate companies:
              North Atlantic Energy Corporation              1,446       1,006
              The Connecticut Light & Power Company            163         113
On-hand operations funding from non-associate companies      2,410       1,676
                                                           --------  ----------
                                         TOTAL          $   27,912  $   28,088
                                                           ========  ==========








        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 1998

                                SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: North Atlantic Energy Service Corporation (the Company or NAESCO) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire
(PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation (NAEC), and Holyoke Water Power Company (HWP) are operating subsidiaries which comprise in part, the Northeast Utilities System (the NU system) and are wholly owned by NU.

The NU system furnishes franchised retail electric service in Connecticut, New Hampshire, and western Massachusetts through three wholly owned subsidiaries:
CL&P, PSNH, and WMECO. NAEC sells all of its entitlement to the capacity and output of the Seabrook Nuclear Power Project (the Project or Seabrook) to PSNH under two life-of-unit, full cost recovery contracts. In addition to its retail service, the NU system furnishes firm and other wholesale electric services to various municipalities and other utilities, and participates in limited retail access programs, which provide off-system retail electric service. The NU system serves in excess of 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

The Company acts as agent in operating the Project pursuant to the Seabrook Project Managing Agent Operating Agreement (the Managing Agent Agreement) and the Seabrook Project Disbursing Agent Agreement (the Disbursing Agent Agreement). The Project is owned jointly by NAEC and CL&P, both wholly owned subsidiaries of NU, and nine non-affiliated New England utility companies as tenants in common with undivided interests (the Seabrook Joint Owners). The cost of the Project is recorded on the books of the Seabrook Joint Owners based upon their proportionate ownership share of the Project. The Company does not have an ownership interest in the Project. The Company is only liable for payroll related expenditures and liabilities. The Seabrook Joint Owners are severally responsible for their respective share of the costs of operating and maintaining the Project.

Ownership percentages of the Project as of December 31, 1998 were as follows:


                                                                    OWNERSHIP
                PARTICIPANTS                                          SHARE
                Canal Electric Company                                3.52317%
                Great Bay Power Corporation                          12.13240
                Hudson Light & Power Department                        .07737
                Massachusetts Municipal Wholesale Electric Company   11.59340
                Montaup Electric Company                              2.89989
                New England Power Company                             9.95766
                New Hampshire Electric Cooperative, Inc.              2.17391
                North Atlantic Energy Corporation                    35.98201
                Taunton Municipal Lighting Plant                       .10034
                The Connecticut Light and Power Company               4.05985
                The United Illuminating Company                      17.50000

                                                                    100.00000%


Other wholly owned subsidiaries of NU provide support services to the Company. Northeast Utilities Service Company (NUSCO) provides certain administrative support to the Company, pursuant to the Service Agreement between NUSCO and NAESCO acting as agent for the Seabrook Joint Owners, as amended, and to other NU system companies. Billings from NUSCO recorded by the Company approximated $6,281,000 and $9,405,000 in 1998 and 1997, respectively. PSNH provides certain services to the Company pursuant to the Service Agreement between PSNH and NAESCO acting as agent for the Seabrook Joint Owners, as amended. Billings from PSNH recorded by the Company were approximately $358,000 and $971,000 in 1998 and 1997, respectively.

All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity, and are subject to approval of various Federal and state regulatory agencies.

Method of Accounting: The accompanying financial statements were prepared in accordance with the Uniform System of Accounts for Mutual and Subsidiary Service Companies, promulgated pursuant to the Public Utility Holding Company Act of 1935, as modified (1935 Act). This system of accounts follows, with modifications, the Federal Energy Regulatory Commission's (the FERC) Uniform System of Accounts and the Managing Agent Agreement. The financial statements reflect expenses associated with managing, operating, and maintaining the Project, excluding decommissioning costs, property taxes, amortization of nuclear fuel, reserves, and book depreciation. Pursuant to the Managing Agent Agreement, NAESCO does not earn a return on capital and therefore, revenues represent the sum of the Company's operating expenses.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Public Utility Regulation: NU and its subsidiaries, including the Company, are registered with the Securities and Exchange Commission as a holding company under the 1935 Act, and it and its subsidiaries, including the Company, are subject to the provisions of the 1935 Act. The Company is a registered utility company in the State of New Hampshire and is subject to appropriate regulation by the New Hampshire Public Utilities Commission (NHPUC). The Seabrook Joint Owners, whom the Company represents as agent, are subject to further regulation by the FERC. The Company therefore follows the accounting policies prescribed by the FERC.


2.  PENSION AND POSTRETIREMENT BENEFITS
Pension: Employees of NAESCO are covered by the NU system's uniform noncontributory-defined benefit plan covering all of its regular employees. Benefits are based on years of service and employees' highest compensation during 60 consecutive months of employment. The Company's allocated portion of the NU system's pension cost for 1998 and 1997, part of which was capitalized and billed as utility plant, approximated $3,003,000 and $3,129,000, respectively.

Currently, the NU system funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets.

Postretirement Benefits: The Company also provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (referred to as SFAS 106 benefits).
These benefits are available for employees retiring from the Company who have met specified service requirements. For current employees and certain retirees, the total postretirement benefit is limited to two times the 1993 per-retiree health care cost. The postretirement benefit obligation has been calculated based on this assumption. The expected cost of postretirement benefits, primarily health and life insurance benefits are charged to expense during the years that eligible employees render service. The Company is funding its postretirement benefit costs through external trusts. The annually funded amounts are tax deductible under the Internal Revenue Code. Actuarially determined total SFAS 106 benefits, part of which were capitalized and billed as utility plant, approximated $704,000 in 1998 and $674,000 in 1997.

Pension and postretirement benefit assets are invested primarily in domestic and international equity securities and bonds.





                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 1998

                                       SCHEDULE XIV

                               NOTES TO FINANCIAL STATEMENTS


2.  PENSION AND POSTRETIREMENT BENEFITS (continued)


The components of net cost for the Company (in thousands) are:

                                                                As of December 31,
                                                   Pension Benefits     Postretirement Benefits
                                                   1998        1997        1998        1997
                                                ----------- ----------- ----------- -----------
Change in benefit obligation:
Benefit obligation at beginning of year          $ (59,416)  $ (52,049)  $  (7,599)  $  (7,652)
Service Cost                                        (3,888)     (3,512)       (551)       (475)
Interest Cost                                       (4,438)     (4,067)       (582)       (531)
Transfers                                             (437)        439        -           -
Actuarial gain/(loss)                               (5,307)       (994)       (318)        803
Benefits paid                                          724         767         304         256
                                                ----------- ----------- ----------- -----------
Benefit obligation at end of year                  (72,762)    (59,416)     (8,746)     (7,599)


Change in plan assets:
Fair value of plan assets at beginning of year      57,396      48,656       6,447       5,143
Actual return on plan assets                         8,154       9,946         825       1,036
Employer contribution                                 -           -            606         524
Benefits paid                                         (724)       (767)       (304)       (256)
Transfers                                              437        (439)       -           -
                                                ----------- ----------- ----------- -----------
Fair value of plan assets at end of year            65,263      57,396       7,574       6,447


Funded status at year end                           (7,499)     (2,020)     (1,172)     (1,152)
Unrecognized transition amount                         693         756       2,209       2,367
Unrecognized prior service cost                      5,386       5,766        -           -
Unrecognized net gain                              (21,724)    (24,659)     (1,037)     (1,116)
                                                 ----------- ----------- ----------- -----------
(Accrued)/Prepaid Benefit Cost                   $ (23,144)  $ (20,157)  $    -      $      99
                                                 =========== =========== =========== ===========


The following actuarial assumptions were used in calculating the plan's year-end funded status:


                                                                As of December 31,
                                                   Pension Benefits    Postretirement Benefits
                                                   1998        1997        1998        1997
                                                ----------- ----------- ----------- -----------
Discount rate                                      7.00%       7.25%       7.00%       7.25%
Compensation/progression rate                      4.25        4.25        4.25        4.25
Health care cost trend rate (a)                    N/A         N/A         5.22        5.76


(a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.40 percent by 2001.









                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                           For the Year Ended December 31, 1998

                                      SCHEDULE XIV

                              NOTES TO FINANCIAL STATEMENTS


2.  PENSION AND POSTRETIREMENT BENEFITS (continued)


The components of net cost for the Company (in thousands) are:

                                                               As of December 31,
                                                   Pension Benefits    Postretirement Benefits
                                                   1998        1997        1998        1997
                                               ----------- ----------- ----------- -----------
Service cost                                    $   3,888   $   3,512   $     551   $     475
Interest cost                                       4,438       4,067         582         531
Expected return on plan assets                     (4,721)     (3,991)       (478)       (362)
Amortization of unrecognized transition
obligation                                             63          63         158         158
Amortization of prior service cost                    380         380        -           -
Amortization of actuarial gain                     (1,045)       (902)       -           -
Other amorization, net                               -           -           (109)       (128)
                                               ----------- ----------- ----------- -----------
Net periodic cost                               $   3,003   $   3,129   $     704   $     674
                                               =========== =========== =========== ===========


For calculating pension and postretirement benefit costs, the following assumptions were used:

                                                               As of December 31,
                                                   Pension Benefits    Postretirement Benefits
                                                   1998        1997        1998        1997
                                               ----------- ----------- ----------- -----------
Discount Rate                                      7.25%       7.75%       7.25%       7.75%
Expected long-term rate of return                  9.50        9.25        N/A         N/A
Compensation/progression rate                      4.25        4.75        4.25        4.75
Long term rate of return
   Health assets, net of tax                       N/A         N/A         7.75        7.50
   Life assets                                     N/A         N/A         9.50        9.25


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects (in thousands):

                                                    One Percentage          One Percentage
                                                    Point Increase          Point Decrease

      Effect on total service and interest
      cost components                                 $      39               $     (42)
      Effect on postretirement benefit obligation           304                    (331)

The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.







                 ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 1998

                                        SCHEDULE XIV

                                NOTES TO FINANCIAL STATEMENTS



3.  LEASES

The Company, on behalf of the Seabrook Joint Owners, has entered into operating lease agreements for certain data processing equipment, office equipment, vehicles and offsite facilities. The company does not enter into capital leases. Operating lease costs charged to expense approximated $1,753,000 and $1,498,000 in 1998 and 1997, respectively.

The provisions of these lease agreements generally provide for renewal options. The Company has no noncancelable leases.


4.  FINANCING

Each of the Seabrook Joint Owners is responsible for financing its cost of participation in the Project in proportion to its respective ownership share. Such financing is provided to the Project in advance of such costs being incurred. The Company, therefore, has no long-term or short-term debt obligations.


5.  OTHER INVESTMENTS

In order to be self-insured for basic worker's compensation coverage in the State of New Hampshire, financial assurance is required. Funds have been set aside in an interest bearing collateral account for such purpose. The balance at December 31, 1998 and 1997 was approximately $680,000.


6.  INCOME TAX EXPENSE

The components of the Federal and state income tax provisions (in thousands) are:

                                                    For the Years Ended
                                                       December 31,
                                                      1998      1997
                                                    --------- ---------
      Current income taxes:
       Federal                                       $   357   $  (386)
       State                                            -         (112)
                                                    --------- ---------
        Total current                                $   357   $  (498)

      Deferred Income taxes, net:
       Federal                                       $   103   $   459
       State                                             (13)       47
                                                    --------- ---------
        Total deferred                               $    90   $   506


        Total income tax expense                     $   447   $     8
                                                    ========= =========





                ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                            For the Year Ended December 31, 1998

                                       SCHEDULE XIV

                                NOTES TO FINANCIAL STATEMENTS



6.  INCOME TAX EXPENSE (continued)

The components of total income tax expense (in thousands) are classified as follows:


                                                         For the Years Ended
                                                             December 31,
                                                            1998      1997
                                                         --------- ---------
      Income taxes charged to operating expenses          $   447   $     8
      Other income taxes                                     -         -
                                                         --------- ---------
        Total income tax expense                          $   447   $     8
                                                         ========= =========


Deferred income taxes (in thousands) are comprised of the tax effects of temporary differences as follows:

                                                         For the Years Ended
                                                            December 31,
                                                           1998      1997
                                                         --------- ---------
      Software amortization                               $   216   $   455
      Workforce reduction                                    -           17
      Injuries and damages reserve                            (51)       94
      Accrued vacation                                         11       (20)
      Other                                                   (86)      (40)
                                                         --------- ---------
        Deferred income taxes, net                        $    90   $   506
                                                         ========= =========



A reconciliation between income tax expense and the expected tax expense at the applicable statutory rate (in thousands) is as follows:

                                                         For the Years Ended
                                                             December 31,
                                                            1998      1997
                                                         --------- ---------
      Expected Federal income tax at 35 percent of
      pretax income                                       $   157   $     3

      Tax effect of differences:
       State income taxes, net of Federal benefit            -          (11)
       Adjustment for prior years taxes                       266       (12)
       Other, net                                              24        28
                                                         --------- ---------
        Total income tax expense                          $   447   $     8
                                                         ========= =========

The company, as a wholly-owned subsidiary of NU is included in NU's consolidated return. Income tax expense is determined on a seperate company basis.






          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1998

                                SCHEDULE XV
                        COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------
   ACCT          DESCRIPTION                                 1998        1997
--------------------------------------------------------------------------------
                                                          (Thousands of Dollars)
          INCOME
          ------
   457    Services Rendered to Associate Companies        $  57,982  $   71,130
   458    Services Rendered to Nonassociate Companies        86,821     106,509
   421    Miscellaneous Income or Loss                           39          19
                                                           ---------  ----------
                                    Total Income          $ 144,842  $  177,658
                                                           ---------  ----------
          EXPENSE
          -------
  Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  24,572  $   20,694
   518    Nuclear Fuel Expense                                7,927       7,504
   519    Coolants and Water                                  2,011       2,236
   520    Steam Expenses                                     12,385      15,613
   523    Electric Expenses                                   4,138       4,838
   524    Miscellaneous Nuclear Power Expenses               26,858      25,906
   528    Maintenance Supervision and Engineering            10,098      19,772
   529    Maintenance of Structures                           7,899       5,155
   530    Maintenance of Reactor Plant Equipment              9,704      22,104
   531    Maintenance of Electric Plant                      10,920      19,221
   532    Maintenance of Miscellaneous Nuclear Plant            590         758
  Transmission Expenses
   570    Maintenance of Station Equipment                       15          28
  Administrative and General Expenses
   920    Salaries and Wages                                  3,609       4,717
   921    Office Supplies and Expenses                        1,100       1,620
   922    Administrative Expense Transferred-Credit               0          (9)
   923    Outside Services Employed                           2,495       2,730
   924    Property Insurance                                  1,886       3,729
   925    Injuries and Damages                                1,504       1,906
   926    Employee Pensions and Benefits                     10,861      13,152
   928    Regulatory Commission Expense                           1           6
  930.1   General Advertising Expenses                          186         203
  930.2   Miscellaneous General Expenses                        275          56
   931    Rents                                                 456         794
   935    Maintenance of General Plant                           15          64
  All Other Expenses
   408    Taxes Other Than Income Taxes                       4,412       4,550
   409    Income Taxes                                          358        (498)
   410    Provision for Deferred Income Taxes                   435         704
   411    Provision for Deferred Income Taxes                  (345)       (197)
  426.1   Donations                                              75          53
  426.5   Other Deductions                                      319         135
   431    Other Interest Expense                                 83         113
                                                           ---------  ----------
                                    Total Expense         $ 144,842  $  177,657
                                                           ---------  ----------
                              Net Income                  $       0  $        1
                                                           =========  ==========










           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1998

                             ANALYSIS OF BILLING

                             ASSOCIATE COMPANIES
                                 ACCOUNT 457


-------------------------------------------------------------------------------
                                   DIRECT     INDIRECT COMPENSATION      TOTAL
                                   COSTS       COSTS      FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL      BILLED
-------------------------------------------------------------------------------
                                   (Thousands of Dollars)

                                      457-1      457-2        457-3
                                   --------------------------------------------

The Connecticut Light and Power     $  5,879   $            $         $  5,879
           Company

North Atlantic Energy Corporation     52,103                            52,103
                                      -------    ------       ------    -------







                   TOTAL            $ 57,982   $     0      $     0   $ 57,982
                                      =======    ======       ======    =======







            ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                       For the Year Ended December 31, 1998

                             ANALYSIS OF BILLING

                            NONASSOCIATE COMPANIES
                                ACCOUNT 458


                                   DIRECT    INDIRECT    COMPENSATION          EXCESS       TOTAL
             NAME OF                COSTS     COSTS       FOR USE     TOTAL        OR       AMOUNT
        NONASSOCIATE COMPANY       CHARGED   CHARGED     OF CAPITAL   COSTS   DEFICIENCY    BILLED

                                  (Thousands of Dollars)
                                       458-1   458-2       458-3                458-4
                                  -----------------------------------------------------------------
Canal Electric Company            $   5,102   $           $        $   5,102     $       $   5,102
Great Bay Power Corporation          17,568                           17,568                17,568
Hudson Light & Power Dept.              112                              112                   112
Massachusetts Municipal Wholesale
  Electric Company                   16,788                           16,788                16,788
Montaup Electric Company              4,199                            4,199                 4,199
New England Power Company            14,419                           14,419                14,419
New Hampshire Electric Coop.          3,148                            3,148                 3,148
Taunton Municipal Lighting Plant        145                              145                   145
United Illuminating Company          25,340                           25,340                25,340






                                    --------    --------    ------   --------      -----   --------

                                  $  86,821   $       0   $     0  $  86,821     $    0  $  86,821
                                    ========    ========    ======   ========      =====   ========





INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:


The Company acts as agent in operating Seabrook Station for the nonassociate companies.











ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
           For the Year Ended December 31, 1998

                      SCHEDULE XVI
              ANALYSIS OF CHARGES FOR SERVICE
           ASSOCIATE AND NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------------
                                                          ASSOCIATE COMPANY CHARGES
  ACCOUNT                                                 DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                      COST       COST    TOTAL
-------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  9,840  $       $  9,840
   518    Nuclear Fuel Disposal                              3,174             3,174
   519    Coolants and Water                                   805               805
   520    Steam Expenses                                     4,959             4,959
   523    Electric Expenses                                  1,657             1,657
   524    Miscellaneous Nuclear Power Expenses              10,756            10,756
   528    Maintenance Supervision and Engineering            4,043             4,043
   529    Maintenance of Structures                          3,163             3,163
   530    Maintenance of Reactor Plant Equipment             3,886             3,886
   531    Maintenance of Electric Plant                      4,373             4,373
   532    Maintenance of Miscellaneous Nuclear Plant           236               236
   Transmission Expenses
   570    Maintenance of Station Equipment                       6                 6
   Administrative and General Expenses
   920    Salaries and Wages                                 1,445             1,445
   921    Office Supplies and Expenses                         440               440
   922    Administrative Expense Transferred-Credit              0                 0
   923    Outside Services Employed                            999               999
   924    Property Insurance                                   755               755
   925    Injuries and Damages                                 602               602
   926    Employee Pensions and Benefits                     4,349             4,349
   928    Regulatory Commission Expense                          0                 0
  930.1   General Advertising Expenses                          74                74
  930.2   Miscellaneous General Expenses                       110               110
   931    Rents                                                183               183
   935    Maintenance of General Plant                           6                 6
   All Other Expenses
   408    Taxes Other Than Income Taxes                      1,767             1,767
   409    Income Taxes                                         143               143
   410    Provision for Deferred Income Tax                    174               174
   411    Provision for Deferred Income Tax                   (138)             (138)
  426.1   Donations                                             30                30
  426.5   Other Deductions                                     128               128
   431    Other Interest Expense                                33                33
                                                            -------------------------
                              TOTAL EXPENSES =            $ 57,998  $   0   $ 57,998

   421    Miscellaneous Non-Operating Income                   (16)             (16)
          Net Income                                             0                0
                                                            -------------------------
               TOTAL COST OF SERVICE =                    $ 57,982  $   0   $ 57,982
                                                            =========================





INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.









ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
           For the Year Ended December 31, 1998

                      SCHEDULE XVI
              ANALYSIS OF CHARGES FOR SERVICE
           ASSOCIATE AND NONASSOCIATE COMPANIES
---------------------------------------------------------------------------------------
                                                          NONASSOCIATE COMPANY CHARGES
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                      COST       COST     TOTAL
---------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  14,732  $       $  14,732
   518    Nuclear Fuel Disposal                               4,753              4,753
   519    Coolants and Water                                  1,206              1,206
   520    Steam Expenses                                      7,426              7,426
   523    Electric Expenses                                   2,481              2,481
   524    Miscellaneous Nuclear Power Expenses               16,102             16,102
   528    Maintenance Supervision and Engineering             6,055              6,055
   529    Maintenance of Structures                           4,736              4,736
   530    Maintenance of Reactor Plant Equipment              5,818              5,818
   531    Maintenance of Electric Plant                       6,547              6,547
   532    Maintenance of Miscellaneous Nuclear Plant            354                354
   Transmission Expenses
   570    Maintenance of Station Equipment                        9                  9
   Administrative and General Expenses
   920    Salaries and Wages                                  2,164              2,164
   921    Office Supplies and Expenses                          660                660
   922    Administrative Expense Transferred-Credit               0                  0
   923    Outside Services Employed                           1,496              1,496
   924    Property Insurance                                  1,131              1,131
   925    Injuries and Damages                                  902                902
   926    Employee Pensions and Benefits                      6,512              6,512
   928    Regulatory Commission Expense                           1                  1
  930.1   General Advertising Expenses                          112                112
  930.2   Miscellaneous General Expenses                        165                165
   931    Rents                                                 273                273
   935    Maintenance of General Plant                            9                  9
   All Other Expenses
   408    Taxes Other Than Income Taxes                       2,645              2,645
   409    Income Taxes                                          215                215
   410    Provision for Deferred Income Tax                     261                261
   411    Provision for Deferred Income Tax                    (207)              (207)
  426.1   Donations                                              45                 45
  426.5   Other Deductions                                      191                191
   431    Other Interest Expense                                 50                 50
                                                          -----------------------------
                              TOTAL EXPENSES =            $  86,844  $   0   $  86,844

   421    Miscellaneous Non-Operating Income                    (23)              (23)
          Net Income                                              0                 0
                                                          -----------------------------
               TOTAL COST OF SERVICE =                    $  86,821 $     0 $  86,821
                                                          =============================





INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.







ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
           For the Year Ended December 31, 1998

                      SCHEDULE XVI
              ANALYSIS OF CHARGES FOR SERVICE
           ASSOCIATE AND NONASSOCIATE COMPANIES
---------------------------------------------------------------------------------------
                                                          TOTAL CHARGES FOR SERVICE
 ACCOUNT                                                  DIRECT    INDIRECT
  NUMBER         DESCRIPTION OF ITEMS                      COST       COST     TOTAL
---------------------------------------------------------------------------------------
   Nuclear Power Expenses
   517    Operation Supervision and Engineering           $  24,572  $       $  24,572
   518    Nuclear Fuel Disposal                               7,927              7,927
   519    Coolants and Water                                  2,011              2,011
   520    Steam Expenses                                     12,385             12,385
   523    Electric Expenses                                   4,138              4,138
   524    Miscellaneous Nuclear Power Expenses               26,858             26,858
   528    Maintenance Supervision and Engineering            10,098             10,098
   529    Maintenance of Structures                           7,899              7,899
   530    Maintenance of Reactor Plant Equipment              9,704              9,704
   531    Maintenance of Electric Plant                      10,920             10,920
   532    Maintenance of Miscellaneous Nuclear Plant            590                590
   Transmission Expenses
   570    Maintenance of Station Equipment                       15                 15
   Administrative and General Expenses
   920    Salaries and Wages                                  3,609              3,609
   921    Office Supplies and Expenses                        1,100              1,100
   922    Administrative Expense Transferred-Credit               0                  0
   923    Outside Services Employed                           2,495              2,495
   924    Property Insurance                                  1,886              1,886
   925    Injuries and Damages                                1,504              1,504
   926    Employee Pensions and Benefits                     10,861             10,861
   928    Regulatory Commission Expense                           1                  1
  930.1   General Advertising Expenses                          186                186
  930.2   Miscellaneous General Expenses                        275                275
   931    Rents                                                 456                456
   935    Maintenance of General Plant                           15                 15
   All Other Expenses
   408    Taxes Other Than Income Taxes                       4,412              4,412
   409    Income Taxes                                          358                358
   410    Provision for Deferred Income Tax                     435                435
   411    Provision for Deferred Income Tax                    (345)              (345)
  426.1   Donations                                              75                 75
  426.5   Other Deductions                                      319                319
   431    Other Interest Expense                                 83                 83
                                                          -----------------------------
                              TOTAL EXPENSES =            $ 144,842  $   0   $ 144,842

   421    Miscellaneous Non-Operating Income                    (39)              (39)
          Net Income                                              0                 0
                                                          ----------------------------
               TOTAL COST OF SERVICE =                    $ 144,803  $   0   $ 144,803
                                                          ============================





INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.








         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                     For the Year Ended December 31, 1998

                                SCHEDULE XVII
                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                       DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------
 ACCOUNT                                                              SERVICE
                                                                      FUNCTION
                                                                      ------------
                                                 TOTAL                SEABROOK
 NUMBER       DESCRIPTION OF ITEMS               AMOUNT     OVERHEAD  STATION
----------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
  Nuclear Power Expenses
   517   Operation Supervision and Engineering   $  24,572  $         $    24,572
   518   Nuclear Fuel Disposal                       7,927                  7,927
   519   Coolants and Water                          2,011                  2,011
   520   Steam Expenses                             12,385                 12,385
   523   Electric Expenses                           4,138                  4,138
   524   Miscellaneous Nuclear Power Expenses       26,858                 26,858
   528   Maintenance Supervision and Engineering    10,098                 10,098
   529   Maintenance of Structures                   7,899                  7,899
   530   Maintenance of Reactor Plant Equipment      9,704                  9,704
   531   Maintenance of Electric Plant              10,920                 10,920
   532   Maintenance of Miscellaneous Nuclear Plant    590                    590
  Transmission Expenses
   570   Maintenance of Station Equipment               15                     15
  Administrative and General Expenses
   920   Salaries and Wages                          3,609                  3,609
   921   Office Supplies and Expenses                1,100                  1,100
   922   Administrative Expense Transferred Credit       0                      0
   923   Outside Services Employed                   2,495                  2,495
   924   Property Insurance                          1,886                  1,886
   925   Injuries and Damages                        1,504                  1,504
   926   Employee Pensions and Benefits             10,861                 10,861
   928   Regulatory Commission Expense                   1                      1
  930.1  General Advertising Expenses                  186                    186
  930.2  Miscellaneous General Expenses                275                    275
   931   Rents                                         456                    456
   935   Maintenance of General Plant                   15                     15
  All Other Expenses
   408   Taxes Other Than Income Taxes               4,412                  4,412
   409   Income Taxes                                  358                    358
   410   Provision for Deferred Taxes                  435                    435
   411   Provision for Deferred Taxes                 (345)                  (345)
  426.1  Donations                                      75                     75
  426.5  Other Deductions                              319                    319
   431   Other Interest Expense                         83                     83
                                                   --------   -------   ----------
                                TOTAL EXPENSES   $ 144,842  $      0  $   144,842
                                                   ========   =======   ==========





INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3, General Structure of Accounting System: Uniform System of Accounts)







       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                   For the Year Ended December 31, 1998

                            SCHEDULE XVII
                            -------------

                      KEYS FOR SERVICE FUNCTIONS
                      --------------------------

  KEYS                     SERVICE FUNCTION
  ----                     ----------------



            The individual unit for which NAESCO provides service is listed separately on Page 24.









          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
                  For the Year Ended December 31, 1998
                   DEPARTMENTAL ANALYSIS OF SALARIES




NAME OF DEPARTMENT                   DEPARTMENTAL SALARY EXPENSE
------------------                   INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
                                     ----------------------------------PERSONNEL
Indicate each department   TOTAL     PARENT      OTHER        NON         END
     or service function.  AMOUNT    COMPANY   ASSOCIATES  ASSOCIATES   OF YEAR
--------------------------------------------------------------------------------
                           (Thousands of Dollars)

Seabrook Station           $ 59,569  $           $ 23,853    $ 35,716       845






                             -------   -------     -------     ------- ---------

                           $ 59,569  $      0    $ 23,853    $ 35,716       845
                             =======   =======     =======     ======= =========








             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                             OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:
     Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.
     Provide a subtotal for each type of service.
------------------------------------------------------------------------------------
                                                 RELATIONSHIP
                                                 "A"-ASSOCIATE
                                                   "NA"-NON
  FROM WHOM PURCHASED                              ASSOCIATE      AMOUNT
------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
COMPUTER AND COMMUNICATION SERVICES

Alpine Computer Systems                               NA      $     157
Ambit Technology                                      NA            179
Creative Sysems, Inc.                                 NA            228
IBM                                                   NA            433
Northeast Utilities Service Company                    A          2,422
SCS Systems                                           NA            132
Miscellaneous (51 payees)                             NA            897
                                                                --------
                        TOTAL COMPUTER SERVICES               $   4,448
                                                                --------

ENGINEERING SERVICES

Days International, Inc.                              NA      $     134
Duke Engineering                                      NA          3,359
Excel Services, Inc.                                  NA            165
Northeast Utilities Service Company                    A            564
Raytheon Nuclear Inc.                                 NA            160
Stone & Webster Engineering                           NA            122
Tekton Resources                                      NA            303
Miscellaneous (19 payees)                             NA            395
                                                                --------
                        TOTAL ENGINEERING SERVICES            $   5,202
                                                                --------

LEGAL SERVICES

Northeast Utilities Service Company                    A      $     226
Miscellaneous (15 payees)                             NA            369
                                                                --------
                        TOTAL LEGAL SERVICES                  $     595
                                                                --------







             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                             OUTSIDE SERVICES EMPLOYED


SECURITY SERVICES

Green Mountain Security Service of NH                 NA      $   3,815
                                                                --------
                        TOTAL SECURITY SERVICES               $   3,815
                                                                --------

OTHER SERVICES

Entor Corp                                            NA      $     327
Gilbert Consulting Services                           NA            165
Kelley Services, Inc.                                 NA            178
Normandeau Associates, Inc.                           NA          1,002
Northeast Utilities Service Company                    A          3,069
NUCON Engineering Associates, Inc.                    NA            607
NUMANCO L.L.P.                                        NA            472
Performance Improvement International                 NA            125
Public Service Company of New Hampshire                A            358
RCS Corp                                              NA            131
Sequoia Consulting Group, Inc.                        NA            184
Spec Group Holdings, Inc.                             NA            128
Miscellaneous (1,080 payees)                          NA          4,418
                                                                --------
                        TOTAL OTHER SERVICES                  $  11,164
                                                                --------

                        GRAND TOTAL OUTSIDE SERVICES EMPLOYED $  25,224
                                                                ========







             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                             OUTSIDE SERVICES EMPLOYED



FROM WHOM
PURCHASED               DESCRIPTION OF SERVICES
------------------------------------------------------------------------------------
COMPUTER AND COMMUNICATION SERVICES

Alpine Computer Systems  Provides consulting and administrative support for PC network environment.
Ambit Technology         Provides PC software evaluation services.
Creative Systems, Inc.   Provides Y2K assessment services.
IBM                      Provides support for mainframe operating environment and
                           software upgrades.
Northeast Utilities
  Service Company        See note below
SCS Systems              Provides contract mainframe programming.


ENGINEERING SERVICES

Days International, Inc. Provides software engineer for simulator project.
Duke Engineering         Provides engineering,  emergency planning, environmental
                           monitoring, and other services.
Excel Services, Inc.     Provides engineering for technical specification project.
Northeast Utilities
  Service Company        See note below
Raytheon Engineers &
  Constructors           Provides engineering and administrative services as requested.
Stone & Webster
  Engineering            Provides engineering services as requested.
Tekton Resources         Provides engineering services as requested.


LEGAL SERVICES

Northeast Utilities
  Service Company        See note on page 27C


SECURITY SERVICES

Green Mountain Security
  Service of NH          Provides security services for baseline security support.







             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998

                             OUTSIDE SERVICES EMPLOYED

OTHER SERVICES

Entor Corp.              Provide contract operations instructors.
Gilbert Consulting
  Services               Provide contract operations instructors.
Kelley Services, Inc.    Provide temporary manpower as needed.
Normandeau Associates    Provides environmental monitoring services as requested.
Northeast Utilities
  Service Company        See note below
NUCON Engineering
  Associates, Inc.       Provides engineering services as requested.
NUMANCO L.L.P.           Provides temporary, technical manpower as needed.
Performance Improvement
  International          Provides performance monitoring, trending and improvement
                           services as requested.
Public Service Company
  of New Hampshire       Provides worker's compensation administration, facilities and miscellaneous service.
RCS Corp.                Provides temporary, technical manpower as needed.
Sequoia Consulting
  Group, Inc.            Provides temporary, technical manpower as needed.
Spec Group Holdings,
  Inc.                   Provides temporary, technical manpower as needed.



                 Note: Northeast Utilities Service Company provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and other services.










       ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 1998

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be
              limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                           (Thousands
                                                          of Dollars)
Pension Plan                                              $  2,920
Employees Incentive Plan                                     1,428
Group Life, Long-term Disability, Hospital
       and Medical Insurance Expenses                        4,167
FAS 106 VEBA Funding                                           701
Supplemental and Early Retirement Plans                        638
Employee Stock Ownership Plan                                  966
Other Employee Benefits Expenses                                41
                                                            -------

                                           TOTAL          $ 10,861
                                                            =======










             ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                        For the Year Ended December 31, 1998


                           GENERAL ADVERTISING EXPENSES
                                   ACCOUNT 930.1


INSTRUCTIONS:Provide a listing of the amount included in Account 930.1,
             "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------
                     DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)
Science & Nature Center       ADECCO/TAD                       $       45
                              Barker Specialty                         24
                              Hartford Office Supplies                  5
                              New England Aquarium                     13
                              Various (46 items)                       99
                                                                 ---------






                                                      TOTAL    $      186
                                                                 =========








          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1998

                        MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
                  "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321 (b)(2) of the Federal Election Campaign
                  Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
                  441(b)(2)) shall be separately classified.
--------------------------------------------------------------------------
                DESCRIPTION                                    AMOUNT
--------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)

Industry and association dues                                  $        6
Information Technology / Communication Services                        59
Medical Services                                                      185
Shareholder Services                                                   11
Various (26 items)                                                     14
                                                                 ---------




                                     TOTAL                     $      275
                                                                 =========












          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1998


                                 RENTS



INSTRUCTIONS: Provide a listing of the amount included in accounts entitled "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
             TYPE OF PROPERTY                                      AMOUNT
---------------------------------------------------------------------------
                                                                (Thousands
                                                                of Dollars)

Computers/Data processing equipment                             $      628
Communications equipment                                               112
Vehicles                                                               104
Buildings                                                              126
Equipment and other                                                    783


                                                                  ---------
                                           TOTAL                $    1,753
                                                                  =========









         ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                    For the Year Ended December 31, 1998

                      TAXES OTHER THAN INCOME TAXES
                             ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



-------------------------------------------------------------------------
                KIND OF TAX                                  AMOUNT
-------------------------------------------------------------------------
                                                 (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Insurance Premium Excise Tax                              $       74
    Property Tax                                                      25
    State Unemployment Tax                                            32
    State Business Tax                                               162
                                                                ---------

               Sub-Total                                      $      293
                                                                ---------



(2) U.S. Government Taxes:

    Federal Unemployment Tax                                  $       18
    Federal Insurance Contribution Act                             4,101
                                                                ---------

               Sub-Total                                      $    4,119
                                                                ---------


                                           TOTAL              $    4,412
                                                                =========








           ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                      For the Year Ended December 31, 1998


                                 DONATIONS
                               ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
------------------------------------------------------------------------------------
      NAME OF RECIPIENT               PURPOSE OF DONATION             AMOUNT
------------------------------------------------------------------------------------
                                                                    (Thousands
                                                                    of Dollars)
New Hampshire Seacoast United Way   Charitable Contributions         $      22
New England Aquarium                Charitable Contributions                 5
Seacoast Repertory Theater          Charitable Contributions                 5
Miscellaneous (87 items)            Charitable Contributions                43





                                                                       --------
                                                 TOTAL               $      75
                                                                       ========











          ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                     For the Year Ended December 31, 1998


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5,
              "Other Deductions," classifying such expenses according to their nature.

------------------------------------------------------------------------------
           DESCRIPTION                      NAME OF PAYEE          AMOUNT
------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)

Political activities              Murphy, S&H                       $      40


                                                                          279
Executive Incentive Compensation  Various                             --------








                            TOTAL                                   $     319
                                                                      ========








        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                  For the Year Ended December 31, 1998

                            SCHEDULE XVIII

                       NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.





See Notes to Financial Statements on pages 19A through 19F.








ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION
       ORGANIZATION CHART (AS OF DECEMBER 31, 1998)


Executive Vice President and Chief Nuclear Officer Seabrook

  - Director of Services

  - Station Director

  - Director, Nuclear Engineering

  - Director, Site Support

  - Lead Human Resources Coordinator








    ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

              For the Year Ended December 31, 1998



                      Methods of Allocation


All costs are specific to Seabrook Station and are direct charged.









      ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

      ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                For the Year Ended December 31, 1998







Expenses of Seabrook Station are funded in advance therefore there are no charges for use of capital.









        ANNUAL REPORT OF NORTH ATLANTIC ENERGY SERVICE CORPORATION

                         SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Conmmission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.




                              NORTH ATLANTIC ENERGY SERVICE CORPORATION
                              -----------------------------------------
                                  (Name of Reporting Company)



                          By: /s/ John J. Roman
                              ---------------------------------
                                  (Signature of Signing Officer)



                              John J. Roman - Vice President and Controller
                              ---------------------------------------------
                              (Printed Name and Title of Signing Officer)



                        Date: April 23, 1999
                              --------------